CUSIP NO. 759531106	13D	Page 1 of 12

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Relypsa, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

759531106

(CUSIP Number)

Paul Stone

5AM Ventures III, L.P.

2200 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 233-8600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5254

March 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 759531106	13D	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Ventures III, L.P. (“5AM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,388,780 shares, except that 5AM Partners III, LLC (“5AM Partners III”), the general partner of 5AM III, may be deemed to have sole voting power, and Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage”), the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

1,388,780 shares, except that 5AM Partners III, the general partner of 5AM III, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.36%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Based on 41,306,955 shares of the Issuer’s Common Stock outstanding as of March 3, 2015, as set forth in the Issuer’s Form 10-K filed with the SEC for the period ended December 31, 2014.

CUSIP NO. 759531106	13D	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Co-Investors III, L.P. (“5AM Co-Investors III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

35,790 shares, except that 5AM Partners III, the general partner of 5AM Co-Investors III, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

35,790 shares, except that 5AM Partners III, the general partner of 5AM Co-Investors III, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Based on 41,306,955 shares of the Issuer’s Common Stock outstanding as of March 3, 2015, as set forth in the Issuer’s Form 10-K filed with the SEC for the period ended December 31, 2014.

CUSIP NO. 759531106	13D	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Partners III, LLC (“5AM Partners III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,424,570 shares, of which 1,388,780 are owned directly by 5AM III and 35,790 are owned directly by 5AM Co-Investors III. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

1,424,570 shares, of which 1,388,780 are owned directly by 5AM III and 35,790 are owned directly by 5AM Co-Investors III. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power over these shares. Diekman, Schwab and Rocklage, the managing members of of 5AM Partners III, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.45%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Based on 41,306,955 shares of the Issuer’s Common Stock outstanding as of March 3, 2015, as set forth in the Issuer’s Form 10-K filed with the SEC for the period ended December 31, 2014.

CUSIP NO. 759531106	13D	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Ventures II, L.P. (“5AM II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

968,828 shares, except that 5AM Partners II, LLC (“5AM Partners II”), the general partner of 5AM II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

968,828 shares, except that 5AM Partners II, the general partner of 5AM II, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,828
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.35%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Based on 41,306,955 shares of the Issuer’s Common Stock outstanding as of March 3, 2015, as set forth in the Issuer’s Form 10-K filed with the SEC for the period ended December 31, 2014.

CUSIP NO. 759531106	13D	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Co-Investors II, L.P. (“5AM Co-Investors II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

38,223 shares, except that 5AM Partners II, the general partner of 5AM Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

38,223 shares, except that 5AM Partners II, the general partner of 5AM Co-Investors II, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Based on 41,306,955 shares of the Issuer’s Common Stock outstanding as of March 3, 2015, as set forth in the Issuer’s Form 10-K filed with the SEC for the period ended December 31, 2014.

CUSIP NO. 759531106	13D	Page 7 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Partners II, LLC (“5AM Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,007,051 shares, of which 968,828 are owned directly by 5AM II and 38,223 are owned directly by 5AM Co-Investors II. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER

1,007,051 shares, of which 968,828 are owned directly by 5AM II and 38,223 are owned directly by 5AM Co-Investors II. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power over these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,051
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.44%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Based on 41,306,955 shares of the Issuer’s Common Stock outstanding as of March 3, 2015, as set forth in the Issuer’s Form 10-K filed with the SEC for the period ended December 31, 2014.

CUSIP NO. 759531106	13D	Page 8 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. John D. Diekman (“Diekman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

2,431,621 shares, of which 1,388,780 are owned directly by 5AM III, 35,790 are owned directly by 5AM Co-Investors III, 968,828 are owned directly by 5AM II and 38,223 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Diekman is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

2,431,621 shares, of which 1,388,780 are owned directly by 5AM III, 35,790 are owned directly by 5AM Co-Investors III, 968,828 are owned directly by 5AM II and 38,223 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Diekman is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.89%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Based on 41,306,955 shares of the Issuer’s Common Stock outstanding as of March 3, 2015, as set forth in the Issuer’s Form 10-K filed with the SEC for the period ended December 31, 2014.

CUSIP NO. 759531106	13D	Page 9 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Andrew J. Schwab (“Schwab”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

2,431,621 shares, of which 1,388,780 are owned directly by 5AM III, 35,790 are owned directly by 5AM Co-Investors III, 968,828 are owned directly by 5AM II and 38,223 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Schwab is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

2,431,621 shares, of which 1,388,780 are owned directly by 5AM III, 35,790 are owned directly by 5AM Co-Investors III, 968,828 are owned directly by 5AM II and 38,223 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Schwab is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.89%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Based on 41,306,955 shares of the Issuer’s Common Stock outstanding as of March 3, 2015, as set forth in the Issuer’s Form 10-K filed with the SEC for the period ended December 31, 2014.

CUSIP NO. 759531106	13D	Page 10 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. Scott M. Rocklage (“Rocklage”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

2,431,621 shares, of which 1,388,780 are owned directly by 5AM III, 35,790 are owned directly by 5AM Co-Investors III, 968,828 are owned directly by 5AM II and 38,223 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Rocklage is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

2,431,621 shares, of which 1,388,780 are owned directly by 5AM III, 35,790 are owned directly by 5AM Co-Investors III, 968,828 are owned directly by 5AM II and 38,223 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Rocklage is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.89%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Based on 41,306,955 shares of the Issuer’s Common Stock outstanding as of March 3, 2015, as set forth in the Issuer’s Form 10-K filed with the SEC for the period ended December 31, 2014.

CUSIP NO. 759531106	13D	Page 11 of 12

Statement on Schedule 13D

This Amendment No. 4 supplements and amends the Schedule 13D that was originally filed on July 30, 2014 and as amended by Amendment No. 1 filed on September 3, 2014 and as amended further by Amendment No. 2 filed on September 17, 2014 and by Amendment No. 3 filed on December 11, 2014 (as amended, the “Original Schedule 13D), and is being filed by the Reporting Persons with respect to the common stock, par value $0.001 per share (“Common Stock”), of Relypsa, Inc., a Delaware corporation (“Issuer”) to report open market sales of by certain of the Reporting Persons between March 16, 2015 and March 20, 2015. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged (except that, for purposes of clarity, the ownership chart pages were included in this Amendment No. 4 for all Reporting Persons rather than just the selling Reporting Persons). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 41,306,955 shares of the Issuer’s Common Stock outstanding as of March 3, 2015, as set forth in the Issuer’s Form 10-K filed with the SEC for the period ended December 31, 2014.

(c) Except as set forth below, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days:

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 71,722 and 2,830 shares of Common Stock, respectively, on March 16, 2015 at an average per share price of $41.2441.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 102,811 and 2,650 shares of Common Stock, respectively, on March 16, 2015 at an average per share price of $41.2441.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 97,615 and 3,851 shares of Common Stock, respectively, on March 17, 2015 at an average per share price of $40.5899.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 139,928 and 3,606 shares of Common Stock, respectively, on March 17, 2015 at an average per share price of $40.5899.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 9,619 and 380 shares of Common Stock, respectively, on March 18, 2015 at an average per share price of $40.5689.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 13,789 and 355 shares of Common Stock, respectively, on March 18, 2015 at an average per share price of $40.5689.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 73,652 and 2,906 shares of Common Stock, respectively, on March 19, 2015 at an average per share price of $40.0929.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 105,578 and 2,721 shares of Common Stock, respectively, on March 19, 2015 at an average per share price of $40.0929.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 47,962 and 1,892 shares of Common Stock, respectively, on March 20, 2015 at an average per share price of $40.0609.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 68,753 and 1,772 shares of Common Stock, respectively, on March 20, 2015 at an average per share price of $40.0609.

CUSIP NO. 759531106	13D	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2015

5AM VENTURES III, L.P.
5AM CO-INVESTORS III, L.P.

By:	5AM Partners III, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS III, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM VENTURES II, L.P.
5AM CO-INVESTORS II, L.P.

By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS II, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

DR. JOHN D. DIEKMAN

By:	/s/ Dr. John D. Diekman
Dr. John D. Diekman

ANDREW J. SCHWAB

By:	/s/ Andrew J. Schwab
Andrew J. Schwab

DR. SCOTT M. ROCKLAGE

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage